Exhibit 99.1

Kamada Reports Financial Results for Second Quarter and First Six Months of 2019

•	Total Revenues for Second Quarter of 2019 were $35.3 Million, a 4% Increase Year-Over-Year
•	Total Revenues for First Six Months of 2019 were $62.1 Million, a 21% Increase Year-Over-Year
•	Gross Profit for Second Quarter and First Six Months of 2019 was $13.6 million and $24.8 Million, Respectively, a 27% and 40% Increase Year-Over-Year, Respectively
•	Net income was $11.1 Million for First Six Months of 2019, an Increase of 59% Compared to $6.9 Million for Same Period of 2018
•	Reiterating Full-Year 2019 Total Revenue Guidance of $125 Million to $130 Million

REHOVOT, Israel – August 6, 2019 -- Kamada Ltd. (Nasdaq: KMDA; TASE: KMDA.TA), a plasma-derived protein therapeutics company, today announced financial results for the three months and six months ended June 30, 2019.

“We are excited about our continued strong performance in 2019,” said Amir London, Kamada’s Chief Executive Officer.  “For the second quarter of 2019, total revenues were $35.3 million, a 4% increase year-over-year, and for the first six months of 2019, total revenues were $62.1 million, which represented a 21% increase over the first six months of 2018. Based on our continued strong performance in the second quarter, and our positive outlook for the remainder of the year, we are reiterating our previously provided full-year 2019 total revenue guidance of $125 million to $130 million, which, if achieved, would represent another strong year of double-digit percentage growth over full-year 2018 total revenues.  As a reminder, our GLASSIA supply agreement with Takeda currently extends through the end of 2020. While the possible transition of GLASSIA manufacturing to Takeda after 2020, will result in a significant reduction of Kamada’s revenues, we are expecting a flow of future royalty payments for 20 years, until 2040.”

“From a profitability standpoint, our gross profit increased 27% and 40% year-over-year during the second quarter and six months ended June 30, 2019, respectively.” continued Mr. London. “Our gross margins in our Proprietary Products segment for the first six months of 2019 were 47%, as compared to 41% in the comparable period in 2018.  Our profitability increased our cash and cash equivalents to $62.0 million as of June 30, 2019, an increase of $11.4 million compared to the end of 2018.  For the remainder of the year, while we expect our annual results to improve as compared to 2018, our overall gross margins in the second half of 2019 will be slightly reduced due to an expected different product mix.”

“We also continue to achieve important progress advancing our clinical development pipeline.  Kamada intends to conduct a unified global pivotal Phase 3 clinical trial for inhaled AAT for AAT Deficiency in the U.S. under an Investigational New Drug application (IND), and in Europe under a Clinical Trial Authorization (CTA) in order to submit marketing applications for regulatory approval in both regions.  Importantly, we have progressed with the Human Factor Study (HFS) that was required by the U.S. Food and Drug Administration (FDA), and its results will be submitted as part of our IND filing.  In Europe, we expect to begin dosing the first patients in this pivotal Phase 3 trial before the end of the year. Patients recruitment to this study in the U.S. is pending IND approval.” concluded Mr. London.

Financial Highlights for the Three Months Ended June 30, 2019
•	Total revenues were $35.3 million in the second quarter of 2019, a 4% increase from the $33.8 million recorded in the second quarter of 2018.
•	Revenues from the Proprietary Products segment in the second quarter of 2019 were $27.3 million, a 5% increase from the $26.0 million reported in the second quarter of 2018.
•	Revenues from the Distribution segment were $8.0 million in the second quarter of 2019, a 1% increase from the $7.9 million recorded in the second quarter of 2018.
•
Gross profit was $13.6 million in the second quarter of 2019, a 27% increase from the $10.7 million reported in the second quarter of 2018.  Gross margin increased to 39% from 32% in the second quarter of 2018.  The higher gross margin in the second quarter of 2019 was due to improved manufacturing efficiencies and a favorable product sales mix.

•
Operating expenses, including R&D, Sales & Marketing, G&A, and Other expenses, totaled $7.2 million in the second quarter of 2019, as compared to $5.5 million in the second quarter of 2018.  As Kamada intends to initiate its Inhaled AAT Phase 3 clinical trial before the end of the year, the Company continues to expect that its annual R&D expenses will increase for the full-year as compared to 2018.

•	Net income was $6.1 million or $0.15 per share, in the second quarter of 2019, as compared to net income of $5.7 million, or $0.14 per share, in the second quarter of 2018.
•	Adjusted EBITDA, as detailed in the tables below, was $7.8 million in the second quarter of 2019, as compared to $6.3 million in the second quarter of 2018.
•	Cash provided by operating activities was $6.8 million in the second quarter of 2019, as compared to cash used in operating activities of $2.3 million in the second quarter of 2018.

Financial Highlights for the Six Months Ended June 30, 2019
•	Total revenues were $62.1 million in the first six months of 2019, a 21% increase from the $51.3 million recorded in the first six months of 2018.
•	Revenues from the Proprietary Products segment for the first six months of 2019 were $47.7 million, a 25% increase from the $38.2 million reported in the first six months of 2018.
•	Revenues from the Distribution segment were $14.4 million in the first six months of 2019, a 10% increase from the $13.1 million recorded in the first six months of 2018.
•
Gross profit was $24.8 million in the first six months of 2019, a 40% increase from the $17.7 million reported in the first six months of 2018.  Gross margin increased to 40% from 35% in the first six months of 2018.

•	Operating expenses, including R&D, Sales & Marketing and G&A, and Other expenses, totaled $13.2 million in the six months of 2019, as compared to $11.3 million in the six months of 2018.
•	Net income was $11.1 million, or $0.27 per share, in the first six months of 2019, as compared to net income of $6.9 million, or $0.17 per share, in the first six months of 2018.
•	Adjusted EBITDA, as detailed in the tables below, was $14.5 million in the first six months of 2019, as compared to $8.7 million in the first six months of 2018.
•	Cash provided by operating activities was $12.8 million in the first six months of 2019, as compared to cash provided by operating activities of $3.1 million in the first six months of 2018.

Balance Sheet Highlights
As of June 30, 2019, the Company had cash, cash equivalents, and short-term investments of $62.0 million, as compared to $50.6 million at December 31, 2018.

Recent Corporate Highlights
•	Progressed with the HFS that was required by the FDA in support of the Company’s Inhaled AAT program for the treatment of Alpha-1 Antitrypsin Deficiency.
•
Concluded enrollment in the proof-of-concept clinical trial of IV-AAT for the treatment of acute Graft versus Host Disease (GvHD).  The trial is assessing the safety and preliminary efficacy of IV-AAT as preemptive therapy for patients at high-risk for the development of steroid-refractory acute GvHD.

•
Completed the Phase 2 trial of IV AAT for the prevention of lung transplant rejection, which is being conducted in collaboration with Takeda.  Data analysis is on-going, and top-line results are currently expected to be reported by the end of 2019.

•	Eitan Kyiet, Vice President of Business Development, has left the Company to pursue other opportunities. His responsibilities have been assumed on an interim basis by Mr. London.

Conference Call
Kamada management will host an investment community conference call on Tuesday, August 6 at 8:30 am Eastern Time to discuss these results and answer questions. Shareholders and other interested parties may participate in the conference call by dialing 877-407-0792 (from within the U.S.), 1 809 406 247 (from Israel), or 201-689-8263 (International) and entering the conference identification number: 13692291.

The call will also be archived for 90 days on the Company’s website at www.kamada.com.

About Kamada
Kamada Ltd. is focused on plasma-derived protein therapeutics for orphan indications, and has a commercial product portfolio and a late-stage product pipeline. The Company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly-purified, liquid form, as well as other plasma-derived Immune globulins.  AAT is a protein derived from human plasma with known and newly-discovered therapeutic roles given its immunomodulatory, anti-inflammatory, tissue-protective and antimicrobial properties. The Company’s flagship product is GLASSIA®, the first liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. Food and Drug Administration. Kamada markets GLASSIA® in the U.S. through a strategic partnership with Takeda Pharmaceuticals Company Limited and in other counties through local distributors.  Kamada’s second leading product is KamRAB, a rabies immune globulin (Human) for Post-Exposure Prophylaxis against rabies infection. KamRAB is FDA approved and is being marketed in the U.S. under the brand name KEDRAB and through a strategic partnership with Kedrion S.p.A. In addition to GLASSIA and KEDRAB, Kamada has a product line of four other plasma-derived pharmaceutical products administered by injection or infusion, that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America and Asia. Kamada has late-stage products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency, and in addition, its intravenous AAT is in development for other indications, such as GvHD, prevention of lung transplant rejection and type-1 diabetes. Kamada also leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing more than 20 complementary products in Israel that are manufactured by third parties.

Cautionary Note Regarding Forward-Looking Statements
This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements regarding re-affirmation of the 2019 revenue guidance, our expectation for 20 years of royalties from Takeda post 2020, our expectation that our annual results will improve as compared to 2018, our overall gross margins in the second half of 2019 anticipated to be slightly reduced due to an expected different product mix, the timing of the start of dosing of first patients in the Phase 3 clinical trial for Inhaled AAT in Europe before the end of this year, expectation of higher R&D expenses due to initiation of the Phase 3 clinical trial for Inhaled AAT, our plans to submit marketing applications regulatory approval for Inhaled AAT in both the U.S. and Europe and our anticipated timetable for the publication of results of the completed Phase 2 trial of IV AAT for the prevention of lung transplant rejection.. Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, unexpected results of ongoing clinical studies, delays with the studies, additional competition in the markets that Kamada competes, including AAT, regulatory delays, prevailing market conditions, corporate events associated with our partners, including Takeda, and the impact of general economic, industry or political conditions in the U.S., Israel or otherwise. The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

CONTACTS:
Chaime Orlev
Chief Financial Officer
IR@kamada.com

Bob Yedid
LifeSci Advisors, LLC
646-597-6989
Bob@LifeSciAdvisors.com

CONSOLIDATED BALANCE SHEETS

	As of June 30,		As of December 31,
	2019	2018	2018
	Unaudited		Audited
	U.S Dollars in thousands
Current Assets
Cash and cash equivalents	$23,835	$12,356	$18,093
Short-term investments	38,122	32,233	32,499
Trade receivables, net	25,497	24,779	27,674
Other accounts receivables	3,292	1,863	3,308
Inventories	35,501	27,373	29,316
	126,247	98,604	110,890

Property, plant and equipment, net	28,424	24,916	25,004
Other long term assets	174	173	174
Deferred taxes	1,644	-	2,048
	30,242	25,089	27,226
	$156,489	$123,693	$138,116

Current Liabilities
Current maturities of bank loans and leases	$1,440	$588	$562
Trade payables	19,879	16,461	17,285
Other accounts payables	4,876	4,862	5,261
Deferred revenues	461	3,073	461
	26,656	24,984	23,569
Non-Current Liabilities

Bank loans and leases	4,470	1,017	716
Deferred revenues	542	740	668
Employee benefit liabilities, net	818	1,053	787
	5,830	2,810	2,171

Shareholder's Equity
Ordinary shares	10,418	10,403	10,409
Additional paid in capital	179,471	178,745	179,147
Capital reserve due to translation to presentation currency	(3,490)	(3,490)	(3,490)
Capital reserve from hedges	8	(91)	(57)
Capital reserve from securities measured at fair value through other comprehensive income	187	(33)	34
Capital reserve from share-based payments	9,663	9,080	9,353
Capital reserve from employee benefits	4	(337)	4
Accumulated deficit	(72,258)	(98,378)	(83,024)
	124,003	95,899	112,376
	$156,489	$123,693	$138,116

Consolidated Statements of Comprehensive Income

	Six months period ended		Three months period ended		Year ended
	June 30,		June 30,		December 31,
	2019	2018	2019	2018	2018
	Unaudited		Unaudited		Audited
	U.S Dollars In thousands

Revenues from proprietary products	$47,662	$38,192	$27,281	$25,978	$90,784
Revenues from distribution	14,388	13,091	7,972	7,864	23,685

Total revenues	62,050	51,283	35,253	33,842	114,469

Cost of revenues from proprietary products	25,178	22,637	14,688	16,458	52,796
Cost of revenues from distribution	12,088	10,949	6,965	6,703	20,201

Total cost of revenues	37,266	33,586	21,653	23,161	72,997

Gross profit	24,784	17,697	13,600	10,681	41,472

Research and development expenses	6,253	4,851	3,487	2,097	9,747
Selling and marketing expenses	2,280	1,906	1,188	936	3,630
General and administrative expenses	4,621	4,230	2,527	2,166	8,525
Other expenses and (incomes)	28	311	5	311	311
Operating income ( loss)	11,602	6,399	6,393	5,171	19,259

Financial income	547	414	267	185	820
Financial expenses	(195)	(213)	(72)	(56)	(340)
Income (expense) in respect of currency exchange differences and derivatives instruments, net	(528)	331	(215)	375	602
Income ( loss) before taxes	11,426	6,931	6,373	5,675	20,341
Taxes on income	360	(11)	230	(11)	(1,955)

Net Income ( loss)	11,066	6,942	6,143	5,686	22,296

Other Comprehensive Income (loss) :
Items that may be reclassified to profit or loss in subsequent periods:
Gain (loss) from securities measured at fair value through other comprehensive income	198	(29)	90	-	51
Gain (loss) on cash flow hedges	71	(144)	(3)	(107)	(176)
Net amounts transferred to the statement of profit or loss for cash flow hedges	(2)	7	-	28	70
Items that will not be reclassified to profit or loss in subsequent periods:
Actuarial gain (loss) from defined benefit plans	-	-	-	-	340
Deferred taxes	(49)	-	(21)	-	(9)
Total comprehensive income (loss)	$11,284	$6,776	$6,209	$5,607	$22,752

Income (loss) per share attributable to equity holders of the Company:
Basic income (loss) per share	$0.27	$0.17	$0.15	$0.14	$0.55
Diluted income (loss) per share	$0.27	$0.17	$0.15	$0.14	$0.55

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months period Ended		Three months period Ended		Year Ended
	June, 30		June, 30		December 31,
	2019	2018	2019	2018	2018
	Unaudited				Audited
	U.S Dollars In thousands
Cash Flows from Operating Activities
Net income	$11,066	$6,942	$6,143	$5,686	$22,296

Adjustments to reconcile net income to net cash provided by (used in) operating activities:

Adjustments to the profit or loss items:

Depreciation and impairment	2,251	1,940	1,124	986	3,703
Financial expenses (income), net	176	(532)	20	(504)	(1,082)
Cost of share-based payment	634	385	319	184	948
Taxes on income	360	(11)	230	(11)	(1,955)
Loss (gain) from sale of property and equipment	(2)	70	4	4	55
Change in employee benefit liabilities, net	31	(91)	(5)	(77)	(16)
	3,450	1,761	1,692	582	1,653
Changes in asset and liability items:

Decrease (increase) in trade receivables, net	2,602	5,417	(2,125)	(8,074)	2,311
Decrease (increase) in other accounts receivables	249	(163)	118	(245)	(1,336)
Decrease (increase) in inventories	(6,185)	(6,303)	(3,793)	802	(8,246)
Decrease (increase) in deferred expenses	(272)	431	(26)	409	235
Increase (decrease) in trade payables	1,927	(1,608)	4,295	333	(1,116)
Increase (decrease) in other accounts payables	(53)	(976)	457	(85)	(658)
Decrease in deferred revenues	(126)	(2,574)	(63)	(1,802)	(5,256)
	(1,858)	(5,776)	(1,137)	(8,665)	(14,066)
Cash received (paid) during the period for:

Interest paid	(124)	(30)	(61)	(14)	(54)
Interest received	300	247	128	109	739
Taxes paid	(16)	(9)	(8)	(4)	(22)
	160	208	59	91	663

Net cash provided by (used in) operating activities	$12,818	$3,135	$6,757	$(2,306)	$10,546

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months period Ended		Three months period Ended		Year Ended
	June, 30		June, 30		December 31,
	2019	2018	2019	2018	2018
	Unaudited				Audited
	U.S Dollars In thousands
Cash Flows from Investing Activities

Proceeds of investment in short term investments, net	$(5,128)	$(1,954)	$(4,070)	$(1,804)	$(2,322)
Purchase of property and equipment and intangible assets	(757)	(1,499)	(453)	(1,240)	(2,884)
Proceeds from sale of property and equipment	9	15	3	4	30
Net cash used in investing activities	(5,876)	(3,438)	(4,520)	(3,040)	(5,176)

Cash Flows from Financing Activities

Proceeds from exercise of share base payments	9	3	6	2	9
Repayment of long-term loans and leases	(761)	(301)	(383)	(149)	(596)

Net cash used in financing activities	(752)	(298)	(377)	(147)	(587)

Exchange differences on balances of cash and cash equivalent	(448)	276	(62)	352	629

Increase (decrease) in cash and cash equivalents	5,742	(328)	1,798	(5,141)	5,412

Cash and cash equivalents at the beginning of the period	18,093	12,681	22,037	17,497	12,681

Cash and cash equivalents at the end of the period	$23,835	$12,353	$23,835	$12,356	$18,093

Significant non-cash transactions
Purchase of property and equipment through leases	$4,548	$-	$117	$-	$-
Purchase of property and equipment	$385	$387	$385	$387	$720

Adjusted EBITDA
	Six months period ended		Three months period ended		Year ended
	June 30,		June 30,		December 31,
	2019	2018	2019	2018	2018

Net income (loss)	$11,066	$6,942	$6,143	$5,686	$22,296
Taxes on income	360	(11)	230	(11)	(1,955)
Financial expense (income), net	(352)	(201)	(195)	(129)	(480)
Depreciation and amortization expense	2,251	1,940	1,124	986	3,703
Cost of share-based payments	634	385	319	183	948
Expense (Income) in respect of translation differences and derivatives instruments, net	528	(331)	215	(375)	(602)
	$14,487	$8,724	$7,836	$6,340	$23,910

Adjusted net income
	Six months period ended		Three months period ended		Year ended
	June 30,		June 30,		December 31,
	2019	2018	2019	2018	2018

Net income	$11,066	$6,942	$6,143	$5,686	$22,296
Cost of share-based payments	634	385	319	183	948
Adjusted net income	$11,700	$7,327	$6,462	$5,869	$23,244